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                                                                      EXHIBIT 21


                              List of Subsidiaries


Hygieia Healthcare Holdings Limited
Hygieia Healthcare Limited
Advanced Absorbent Products Holdings Limited
Advanced Absorbent Products Limited
INBRAND Corporation (Canada), Inc.
Hygieia Holdings (Canada) Inc.
INBRAND France, S.A.
Laboratories Alaune, S.A.R.L.
INBRAND Europe, B.V.
Thuiszorg (Home Healthcare Direct), B.V.
INBRAND Benelux, B.V.
Comforta Healthcare, Ltd.